Nasdaq Regulation

Nasdaq

Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

By Electronic Mail

October 18, 2024

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on September 26, 2024, The Nasdaq Stock Market (the "Exchange") received from Comcast Corporation and the additional registrants on the registration statement (the "Registrants") a copy of the Registrants' application on Form 8-A 12(b) for the registration of the following securities:

3.250% Notes due 2032
3.550% Notes due 2036
5.250% Notes due 2040

We further certify that the securities described above have been approved by the Exchange for listing and registration.

We understand that the Registrants are seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

Eun Ah Choi